PARALLEL FLIGHT TECHNOLOGIES, INC.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEAR ENDED DECEMBER 31, 2019 AND THE PERIOD FROM INCEPTION (SEPTEMBER 10, 2018) TO DECEMBER 31, 2018

PARALLEL FLIGHT TECHNOLOGIES, INC.

Index to Financial Statements

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
Parallel Flight Technologies, Inc.

Report on the Financial Statements
We have audited the accompanying financial statements of Parallel Flight Technologies, Inc. (the "Company") which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of operations, stockholders' equity, and cash flows for the year ended December 31, 2019 and the period from September 10, 2018 (Inception) to December 31, 2018, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Parallel Flight Technologies, Inc. as of December 31, 2019 and 2018, and the results of their operations and their cash flows for the year ended December 31, 2019 and period from Inception to December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, certain conditions, including losses from operations and negative cash flows, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

/s/ dbb*mckennon*
Newport Beach, CA
June 1, 2020

PARALLEL FLIGHT TECHNOLOGIES, INC.
BALANCE SHEETS
DECEMBER 31, 2019 AND 2018

	December 31, 2019	December 31, 2018
Assets		
Current Assets:		
Cash	$ 769,181	$ 182,295
Total current assets	769,181	182,295
Property and equipment, net	5,026	-
Total assets	$ 774,207	$ 182,295
Liabilities and Stockholders' Equity		
Current Liabilities:		
Accounts payable	$ 17,304	$ -
Accrued liabilities	16,860	2,335
Deferred revenue	21,000	-
Total current liabilities	55,164	2,335
Long-Term Liabilities:		
Simple agreements for future equity - SAFEs (Note 6)	248,000	176,000
Total liabilities	$ 303,164	$ 178,335
Stockholders' Equity		
Class A common stock, $0.00001 par value-8,000,000 authorized; 3,722,040 and 3,000,000 outstanding at December 31, 2019 and 2018, respectively	37	30
Class B common stock, $0.00001 par value-2,000,000 authorized; 2,000,000 outstanding at December 31, 2019 and 2018, respectively	20	20
Stock subscription receivable	(57,408)	(50)
Additional paid-in capital	798,953	-
Retained earnings/(Accumulated deficit)	(270,559)	3,960
Total stockholders' equity	471,043	3,960
Total liabilities and stockholders' equity	$ 774,207	$ 182,295

The accompanying notes are an integral part of these financial statements.

PARALLEL FLIGHT TECHNOLOGIES, INC.
STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2019 AND THE PERIOD FROM INCEPTION (SEPTEMBER 10, 2018) TO DECEMBER 31, 2018

	For the Year Ended December 31, 2019	For the Period from Inception to December 31, 2018
Grant revenue	$ 71,909	$ -
Operating expenses:		
General and administrative	60,876	4,659
Sales and marketing	33,050	-
Research and development	253,739	3,581
Total operating expenses	347,665	8,240
Operating loss	(275,756)	(8,240)
Other (income) expenses:		
Other income	(1,237)	(12,200)
Total other (income) expense	(1,237)	(12,200)
Net income (loss) before income taxes	(274,519)	3,960
Provision for income taxes	-	-
Net income (loss)	$ (274,519)	$ 3,960
Weighted average income (loss) per share of Class A and B common stock - basic and diluted	$ (0.05)	$ 0.00
Weighted average shares outstanding of Class A and B common stock - basic and diluted	5,049,680	3,000,000

The accompanying notes are an integral part of these financial statements.

PARALLEL FLIGHT TECHNOLOGIES, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2019 AND THE PERIOD FROM INCEPTION (SEPTEMBER 10, 2018) TO DECEMBER 31, 2018

	Class A- Common Stock		Class B - Common Stock		Subscription Receivable	Additional Paid-In Capital	Retained Earnings / (Accumulated Deficit)	Total Stockholders' Equity
	Shares	Amount	Shares	Amount				
Balance at Inception (September 10, 2018)	-	$ -	-	$ -	$ -	$ -	$ -	$ -
Issuance of common stock to founders	3,000,000	30	2,000,000	20	(50)	-	-	-
Net income	-	-	-	-	-	-	3,960	3,960
Balance at December 31, 2018	3,000,000	$ 30	2,000,000	$ 20	$ (50)	$ -	$ 3,960	$ 3,960
Issuance of common stock for cash	711,776	7	-	-	(57,358)	956,551	-	899,200
Common stock issued for offering costs	10,264	-	-	-	-	-	-	-
Offering costs	-	-	-	-	-	(157,598)	-	(157,598)
Net loss	-	-	-	-	-	-	(274,519)	(274,519)
Balance at December 31, 2019	3,722,040	$ 37	2,000,000	$ 20	$ (57,408)	$ 798,953	$ (270,559)	$ 471,043

The accompanying notes are an integral part of these financial statements.

PARALLEL FLIGHT TECHNOLOGIES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019 AND THE PERIOD FROM INCEPTION (SEPTEMBER 10, 2018) TO DECEMBER 31, 2018

	For the Year Ended December 31, 2019	For the Period from Inception to December 31, 2018
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ (274,519)	$ 3,960
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Depreciation	685	-
Changes in operating assets and liabilities:		
Accounts payable	17,304	-
Accrued liabilities	14,525	2,335
Deferred revenue	21,000	-
Net cash provided by (used in) operating activities	(221,005)	6,295
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	(5,711)	-
Net cash used in investing activities	(5,711)	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Issuance of SAFE agreements	72,000	176,000
Common stock issued for cash, net of offering costs	741,602	-
Net cash provided by financing activities	813,602	176,000
Increase in cash and cash equivalents	586,886	182,295
Cash and cash equivalents, beginning of year	182,295	-
Cash and cash equivalents, end of year	$ 769,181	$ 182,295

F-7

Supplemental disclosures of cash flow information:				
Cash paid for interest	$	-	$	-
Cash paid for income taxes	$	-	$	-

The accompanying notes are an integral part of these financial statements.

NOTE 1 – NATURE OF OPERATIONS

Parallel Flight Technologies, Inc., was formed on September 10, 2018 ("Inception") in the State of Delaware. The financial statements of Parallel Flight Technologies, Inc., (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Scott Valley, California.

The Company designs heavy-lift, autonomous aircraft based on our proprietary heavy-lift technology. Our aircraft is intended to lift more payload and fly for a longer duration than other competitive technologies. The Company is currently developing unmanned aircraft solutions for wildland firefighter to drastically improve firefighter safety and effectiveness. The Company is working closely with federal, state, and local fire agencies to build the right tool for firefighting in the 21st century. Beyond firefighting, the Company's technology will create new possibilities for commercial drones, unmanned logistics, and Urban Air Mobility.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to U.S. GAAP.

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2019 and 2018. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

The SAFEs are considered a level 3 liability as there are no observable direct or indirect inputs. Based on management's estimates as of December 31, 2019 and 2018, the fair value of these instruments is considered to be the carrying value. Management's estimates are based on the short duration of the outstanding SAFEs, the fact that market circumstances have not changed materially since the instruments were originated, and that the SAFEs were sold at the same terms to both related parties and unrelated parties throughout 2018 and 2019. Accordingly, there has been no change in valuation during the periods presented.

Risks and Uncertainties
The Company has a limited operating history and has not generated significant revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: changes in technology, competition from larger more well-funded competitors, and changes to industries the Company is targeting. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
The Company considers all short-term, highly liquid, unrestricted investments with original maturities of three months or less, to be cash equivalents.

Property and Equipment
Fixed assets are stated at cost. The Company's fixed assets are depreciated using the straight-line method over the estimated useful life of three to five years. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in operations.

Impairment of Long-Lived Assets
The Company reviews its long-lived assets in accordance with Accounting Standards Codification ("ASC") 360-10-35, Impairment or Disposal of Long-Lived Assets. Under that directive, long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Such group is tested for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. When such factors and circumstances exist, the projected undiscounted future cash flows associated with the related asset or group of assets over their estimated useful lives are compared against their respective carrying amount. Impairment, if any, is based on the excess of the carrying amount over the fair value, based on market value when available, or discounted expected cash flows, of those assets and is recorded in the period in which the determination is made.

Simple Agreements for Future Equity ("SAFEs")
The Company has issued several Simple Agreements for Future Equity ("SAFEs") in exchange for cash financing. These funds have been classified as long-term liabilities. (See Note 6.)

The Company has accounted for its SAFEs as derivative liabilities under the FASB's ASC section 815-40 and ASC section 815-10. If any changes in the fair value of the SAFEs occur, the Company will record such changes through earnings, under the guidance prescribed by ASC 825-10.
Revenue Recognition

We recognize revenue in accordance with Financial Accounting Standard Board ("FASB") Accounting Standards Codification (ASC") Topic 606, Revenue from Contracts with Customers. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled to receive in exchange for these goods and services, using the five-step method required by ASC 606 by identifying the contract with a customer, identifying the performance obligations in the contract, determining the transaction price, allocating the transaction price to the performance obligations in the contract, and recognizing revenue when (or as) the Company satisfies a performance obligation. The Company adopted this standard at the beginning of fiscal year 2019, with no material impact to its financial position or results of operations, using the modified retrospective method.

Revenue from grants is recognized in the period during which the conditions under the grant have been met. Grant revenue was $71,909 and $0 for the year ended December 31, 2019 and the period from Inception to December 31, 2018, respectively. In relation to grant revenue, as of December 31, 2019, we deferred $21,000 related to receipt of funds in advance of completing performance obligation under the agreement. Management believes the loss of such revenues will not have a material effect on the Company's operations.

Research and Development
The Company incurs research and development costs during the process of researching and developing its technologies and future product offerings. Research and development costs consist primarily of developing heavy lift technology across the aerospace, military and public service industries. These costs are expensed as incurred until the resulting product has been completed, tested, and made ready for commercial use. Research and development costs expensed were $253,739 and $3,581 for the year ended December 31, 2019 and the period from Inception to December 31, 2018, respectively.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740").   Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company's net deferred tax asset at December 31, 2019 is approximately $82,000, which primarily consists of net operating loss carry forwards. As of December 31, 2019, the Company provided a 100% valuation allowance against the net deferred tax assets, which management could not determine, would more likely than not be realized. During the year ended December 31, 2019, the Company recorded a valuation allowance for approximately $82,000.

At December 31, 2019, the Company had federal and state net operating loss carry forwards of approximately $275,000. The federal and California net operating losses expire on various dates through 2039.

At December 31, 2019, the applicable federal and state rates used in calculating the deferred tax provision was 21% and 8.84%, respectively. The difference between the effective tax rate and the stated tax rate is primarily due to a full valuation allowance on the net deferred tax assets.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority for the last three years. The Company has filed its tax returns through 2018 and is not currently under examination by any tax authority.

Income (Loss) per Common Share
We compute net income per share of Class A and Class B common stock using the two-class method. Basic net income (loss) per share is computed using the weighted-average number of shares outstanding during the period. Diluted net income (loss) per share is computed using the weighted-average number of shares and the effect of potentially dilutive securities outstanding during the period. For periods in which we incur a net loss, the effects of potentially dilutive securities would be antidilutive and would be excluded from diluted calculations. There were no dilutive securities as of December 31, 2019 and 2018.

For the year ended December 31, 2019 and period from Inception to December 31, 2018 the net income (loss) per share amounts are the same for Class A and Class B common stock because the holders of each class are entitled to equal per share dividends or distributions in liquidation in accordance with the certificate of incorporation. For the year ended December 31, 2019 the loss per share was $0.05 based on weighted average shares outstanding of Class A common stock of 3,049,680 and Class B common stock of 2,000,000. For the period ended December 31, 2018 earnings per shares was $0.00 based on weighted average shares outstanding of Class A common stock of 3,000,000 and Class B common stock of 2,000,000.

Concentration of Credit Risk
The Company's financial instruments include cash and cash equivalents.

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash and cash equivalents. The Company limits its exposure to credit risk surrounding cash and cash equivalents by holding excess balances at established financial institutions.

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

New Accounting Standards
In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2016-02, Leases (Topic 842), specifying the accounting for leases, which supersedes the leases requirements in Topic 840, Leases. The objective of Topic 842 is to establish the principles that lessees and lessors shall apply to report useful information to users of consolidated financial statements about the amount, timing, and uncertainty of cash flows arising from a lease. Lessees are permitted to make an accounting policy election to not recognize the asset and liability for leases with a term of twelve months or less. Lessors' accounting is largely unchanged from the previous accounting standard. In addition, Topic 842 expands the disclosure requirements of lease arrangements. Lessees and lessors will use a modified retrospective transition approach, which includes several practical expedients. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020 for emerging growth companies, with early adoption permitted. The Company has

reviewed the provisions of the new standard, but it is not expected to have a significant impact on the Company at the current time.

In December 2019, the FASB issued guidance that simplifies the accounting for income taxes by removing certain exceptions in existing guidance and improves consistency in application by clarifying and amending existing guidance. This guidance is effective for annual periods beginning after December 15, 2020, and interim periods within those annual periods, where the transition method varies depending upon the specific amendment. Early adoption is permitted, including adoption in any interim period. An entity that elects to early adopt the amendments in an interim period should reflect any adjustments as of the beginning of the annual period that includes that interim period, and all amendments must be adopted in the same period. The Company has reviewed the provisions of the new standard, but it is not expected to have a significant impact on the Company.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been several ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has incurred losses from operations and has net cash used in operating activities of $221,005 for the year ended December 31, 2019. These matters raise substantial doubt about the Company's ability to continue as a going concern.

During the next 12 months, the Company intends to fund operations through the sale of products and debt and/or equity financing, including additional funds received under Regulation Crowdfunding efforts. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned operations, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment is comprised of the following:

	December 31,	
	2019	**2018**
Automotive equipment	$ 4,038	$ -
Machinery and equipment	1,673	-
Total property and equipment	5,711	-
Accumulated depreciation	(685)	-
	$ 5,026	$ -

Depreciation expense for the year ended December 31, 2019 and for the period from inception to December 31, 2018 was $685 and $0, respectively.

NOTE 5 – RELATED PARTY TRANSACTIONS

During the period from inception to December 31, 2018, one of the Company's founders, and his relatives, have purchased SAFEs in the total amount of $86,000 (see note 6).

NOTE 6 – LONG-TERM LIABILITIES

As of December 31, 2019, the Company has raised $248,000 from the issuance of SAFEs to fund operations.

Under the SAFEs, the funds contributed by the investors will convert to shares of preferred stock in a qualified priced preferred stock financing round, at 85% of the preferred round price.

While the SAFEs remain outstanding, if there is a liquidity event, as defined by the agreements, before expiration or termination of the instrument, the investor will, at its option, either receive a cash payment equal to the purchase amount or automatically receive from the Company a number of shares of common stock equal to the purchase amount divided by the liquidity price if the cash option is not selected.

If the Company dissolves or ceases operations, the SAFE holders, as a class, will have a preferential right to receive cash, up to the amount of their original investments, to the extent such funds are available to be paid. Cash payments to SAFE investors in this situation would hold a preferential position to payments to the holders of Common Stock.

As of December 31, 2019, there has not been any priced round of preferred stock financing that would trigger a conversion of the SAFE funds to preferred stock. The SAFEs are marked-to-market each reporting period as described in Note 2. As of December 31, 2019 and 2018, management has determined that the carrying value is considered the fair value as SAFEs were sold with consistent terms throughout 2018 and 2019 to third parties and there are no indications that the value has changed.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

Litigation
The Company is not currently involved with, and does not know of any, pending or threatened litigation against the Company or any of its officers.

NOTE 8 – STOCKHOLDERS' EQUITY

Common Stock
The Company has authorized the issuance of 10,000,000 shares of common stock consisting of 8,000,000 Class A Common Stock ("Class A") and 2,000,000 of Class B Common Stock ("Class B") with par values of $0.00001. Class B carries ten-to-one voting rights while Class A carries one-to-one voting rights.

Near Inception, the Company issued 3,000,000 Class A and 2,000,000 Class B to its founders for $50.

During the year ended December 31, 2019, the Company sold 711,776 Class A common stock shares through a Regulation Crowdfunding offering for gross proceeds of $956,558. Of these funds, $57,358 represents a subscription receivable as of December 31, 2019, $116,482 was disbursed from escrow to pay for costs related to the offering. The Company incurred an additional $41,116 in offering costs for total net cash proceeds received during 2019 of $741,602.

The Company issued 10,264 shares of Class A related to its Regulation Crowdfunding offering. The value of these shares was $14,370 based on the selling price during the offering. This is both an increase and decrease to additional paid-in capital and has no financial statement impact.

NOTE 9 – SUBSEQUENT EVENTS

Subsequent to December 31, 2019, the Company completed its Regulation Crowdfunding offering. An additional 84,083 shares of Class A Common Stock were issued for gross proceeds of approximately $110,000. The Company has and will receive less than the gross proceeds to pay for offering costs.

In March 2020, the Company was awarded a small business grant from the National Science Foundation ("NSF") totaling $225,000. The Company received $200,000 of the grant in March 2020, with the remainder to be received upon proposal submission and approval by NSF.

On April 28, 2020, the Company entered into a loan with Santa Cruz County Bank as the lender ("Lender") in an aggregate principal amount of $33,411 pursuant to the Paycheck Protection Program under the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The PPP Loan is evidenced by a promissory note ("Note"). Subject to the terms of the Note, the PPP Loan bears interest at a fixed rate of one percent (1%) per annum, with the first six months of interest deferred, has an initial term of two years, and is unsecured and guaranteed by the Small Business Administration. The Company may apply to the Lender for forgiveness of the PPP Loan, with the amount which may be forgiven equal to the sum of payroll costs, covered rent, and covered utility payments incurred by the Company during the eight-week period beginning on April 28, 2020, calculated in accordance with the terms of the CARES Act.

The Company has evaluated subsequent events that occurred after December 31, 2019 through June 1, 2020, the issuance date of these financial statements.